						Exhibit 12.1

Lowe's Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Nine Months Ended		Fiscal Years Ended On
	November 2,	October 28,	February 3,	January 28,	January 29,	January 30,	February 2,
	2012	2011	2012	2011	2010	2009	2008

Earnings:
Earnings Before Income Taxes	$2,682	$2,421	$2,906	$3,228	$2,825	$3,506	$4,511
Fixed Charges	455	385	524	486	468	479	424
Capitalized Interest 1	5	-	-	(4)	(19)	(36)	(65)
Adjusted Earnings	$3,142	$2,806	$3,430	$3,710	$3,274	$3,949	$4,870

Fixed Charges:
Interest Expense 2	$349	$282	$385	$352	$331	$346	$301
Rental Expense 3	106	103	139	134	137	133	123
Total Fixed Charges	$455	$385	$524	$486	$468	$479	$424

Ratio of Earnings to Fixed Charges	6.9	7.3	6.5	7.6	7.0	8.2	11.5

1 Includes the net of subtractions for interest capitalized and additions for amortization of previously-capitalized interest.
2 Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.
3 The portion of rental expense that is representative of the interest factor in these rentals.